Exhibit 99.1

Market Announcement

12 October 2020

Alterity Therapeutics Limited (ASX: ATH) – Trading Halt (2+2)

Description

The securities of Alterity Therapeutics Limited (‘ATH’) will be placed in trading halt at the request of ATH, pending it releasing an announcement regarding a capital raising. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Friday, 16 October 2020 or when the announcement is released to the market.

Issued by

Melissa Kostopoulos

Compliance Adviser, Listings Compliance (Melbourne)

12 October 2020	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

Monday 12 October 2020

Ms. Melissa Kostopoulos

Adviser, Listings Compliance (Melbourne)

ASX Compliance Pty Limited

Level 4, North Tower

Rialto Towers, 525 Collins Street

MELBOURNE VIC 3000

By email only:	melissa.kostopoulos@asx.com.au
tradinghaltsmelbourne@asx.com.au

Dear Madam

ALTERITY THERAPEUTICS LIMITED (ASX:ATH; NASDAQ:ATHE) - REQUEST FOR TRADING HALT

Alterity Therapeutics Limited (the Company) requests that the securities of the Company be placed in two consecutive trading halts of up to four trading days with immediate effect.

For the purposes of ASX Listing Rule 17.1 and in support of its request, the Company provides the following information:

1.	The two consecutive trading halts are requested for the purposes of considering, planning and executing a potential capital raising.

2.	The Company requests that the consecutive trading halts remain in place until the earlier of the Company releasing an announcement regarding the capital raising or prior to the commencement of trading on Friday, 16 October 2020.

3.	The Company is not aware of any reason why the request for the two consecutive trading halts should not be granted or of any other information necessary to inform the market about the consecutive trading halts.

Please contact me if you require any further information concerning this matter.

Yours sincerely,

ALTERITY THERAPEUTICS LIMITED

Phillip Hains
Company Secretary

Level 3, 62 Lygon Street Carlton South, Victoria AUSTRALIA 3053	www.alteritytherapeutics.com ABN: 37 080 699 065	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735